SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ)  43.776.517/0001-80

NIRE 35300016831

NOTICE TO THE MARKET

Response to Official Letter No. 1.004/2017-SAE

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company” or “Sabesp”) is providing the following clarification at the request of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), in the official letter referred to (“Official Letter”), regarding a report in the Valor Econômico newspaper on May 16, 2017, entitled “Sabesp estimates R$20 billion to achieve full coverage” (“News”). In the interests of clarity we quote below the text of the Official Letter:

“May 16, 2017

1.004/2017-SAE

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Att.: Mr. Rui de Britto Álvares Affonso

Investor Relations Officer

Ref.: Request for clarification of news published in the press

Dear Sirs,

In an article of the Valor Econômico newspaper on May 16, 2017, there is an excerpt among other information where Sabesp estimates that the required amount to provide full coverage is R$20 billion over ten years.

We were unable to find this information in the documents you have sent us through the Empresas.NET System. If this is not the case, please identify the document and the page numbers where the information appears, and give us the date and time when it was sent.

It’s worth noting that the company must file any information of interest to the market on a regular basis, on the Empresas.NET System, so as to ensure that it is immediately given wide circulation, and to provide your investors and other market participants equitable treatment.

That said, we would ask for an explanation of the news item in question, by May 17, 2017, without prejudice to the provisions of the sole paragraph of Article 6 of CVM Instruction No. 358/02, and confirm or deny the report, as well as providing any other information you deem important.

Your reply should be sent using the IPE module, selecting the category: Material Fact or the category: Notice to the Market, and the type: Answers to questions from CVM/Bovespa, and then the Subject: News report in the media. This will allow the file to be sent simultaneously to BM&FBOVESPA and the CVM. The option to reply by means of a Material Fact will not prevent a possible investigation, by the CVM, of responsibility for its untimely disclosure, pursuant to CVM Instruction No. 358/02.

We would remind you of your obligation, under the sole paragraph of Article 4 of CVM Instruction No. 358/02, to inquire of the managers and controlling shareholders of your company, and of everyone else with access to material acts or facts, whether they had knowledge of information which should have been disclosed to the market.

The file to be sent by you must quote the contents of our query before your answer.

This request is made under the Cooperation Agreement entered into by the CVM and BM&FBOVESPA on December 13, 2011, and that failure to answer may lead to a punitive fine being imposed on your company by the CVM’s Company Relations Superintendence, as provided for in CVM Instruction No. 452/07.

Yours truly,

Nelson Barroso Ortega

Company Supervision Superintendence

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c.: CVM - -Some data was missing from your text.”

Clarification:

With reference to the Official Letter, Sabesp clarifies that the information attributed in the News to the Chief Financial Officer and Investor Relations Officer (“CFO”) of the Company was transmitted during the Conference Call with investors, on May 15, 2017, which the Company holds quarterly, and which is open to interested parties on the Company’s website. Its content is also made available for public access on the Company’s website for a period of one year from the date of the conference call.

The information given by the Chief Financial Officer and Investor Relations Officer of the Company was in the context of a forecast of Sabesp’s investments in providing full coverage of water and sewage services, which is contained in the management report which is part of the Explanatory Notes to the Company’s Financial Statements for the year ended December 31, 2016, particularly in the chapters “Strategy and Vision of the Future” and “Results Translated into Advances in Serving the Population”, available in the Empresas.NET System at the CVM website.

This forecast is for total investments to the order of R$13.9 billion for the period between 2017 and 2021. In view of these figures, which were contained in the presentation made available on Sabesp’s Investor Relations website (Investor Kit) for 2016 and 1st quarter of 2017, the Chief Financial Officer and Investor Relations Officer of the Company, on being asked about investments over a ten-year period, simply extrapolated an estimated forecast of the investments disclosed by Sabesp in its Management Report, for a five-year period, into a ten-year period.

The amount given by the CFO was merely an approximation of the figure disclosed by the Company as a projection of investments for the next five years. We would stress that the CFO himself made it clear that this was an absolutely preliminary estimate, based on an approximation.

Sabesp confirms its commitment to faithfully fulfilling its obligation to disclose information to the market in accordance with the regulations in force and its own policy for disclosure of material facts.

The Company hopes that this explanation is satisfactory. Please let the Company knows if any further clarification is required.

São Paulo, May 17, 2017.

Edison Airoldi

Technology, Projects and Environment Officer

acting as the Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 17, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.